Contact

www.linkedin.com/in/roseannsessa (LinkedIn)
www.savvydrinks.com (Company)

Top Skills

Marketing
Public Relations
Event Management

Roseann Sessa

President - Savvy Drinks
Queens County, New York, United States

Summary

At Savvy Drinks LLC, Roseann Sessa provides beverage alcohol companies with highly professional brand management, marketing, public relations and project management services at competitive costs. She designs and executes custom programs that suit her clients' needs and budgets. Roseann works very closely with each of Savvy's clients, often serving as an integral part of their own management team.

Because she herself was previously a senior executive of a spirits company, Roseann has unique insight into the needs of small-to-medium sized brands. She formed Savvy to use her knowledge and contacts to help emerging companies develop their brands effectively.

Specialties: Brand management, marketing,public relations and project management

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Experience

Savvy Drinks LLC

President
January 2009 - Present (17 years 4 months)

Ten years of experience heading the in-house marketing and public relations department of a public spirits supplier, has given Roseann a keen understanding of what it takes to build brands and a wide array of relationships and contacts to help her clients realize their goals. From developing sales and marketing plans to producing marketing material to getting brands in front of the media, Roseann is an expert at building brand awareness and increasing sales.

True to her company's name, Roseann has a practical understanding of her business, common sense, years of experience and an element of “street-smarts”.

Fishbowl Spirits LLC

Product Development & Production

March 2013 - Present (13 years 2 months)

Country music superstar Kenny Chesney bottled up his island lifestyle and named it Blue Chair Bay Rum. Launched in Spring 2013, Blue Chair Bay Rum is the most successful brand launch ever for an independent company. The flavors now include White, Coconut, Coconut Spiced, Banana, Vanilla, Coconut Spiced Rum Cream and Banana Rum Cream. Savvy manages product development and production. We handle everything from sourcing the rum, glass and other packaging material to managing all logistics and working with the co-packer on production schedules. We are also responsible for new flavor development. In addition, we helped build the sales force and negotiated distribution agreements in all 50 states, Canada and the USVI.

Holl & Kamp's Cocktail Caviar

Member Board of Advisors

January 2014 - Present (12 years 4 months)

Castle Brands Inc.

VP Marketing & Public Relations

1998 - 2008 (10 years)